EXHIBIT 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “potential”, “plan”, “should”, “expect”, variations of such words and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are discussed in filings we make with the United States Securities and Exchange Commission, or the SEC, including our Annual Report on Form 20-F. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included in Exhibit 99.1.

Background

Alterity Therapeutics Limited, or the Company (or together with its subsidiaries, the Group), is a development stage enterprise incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since September 5, 2002, our American Depository Shares, or ADSs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019, we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date.

Our interim consolidated financial statements appearing in Exhibit 99.1 are prepared in Australian dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and comply with both IFRS as issued by the IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS. In this report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our current revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. Our product candidates are in early to midstage development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing, manufacturing and clinical trials, as well as for obtaining regulatory approval. For additional details about our risks see Item 3.D., “Key Information – Risk Factors,” of our Form 20-F for the year ended June 30, 2019.

To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. We have developed a diversified library of chemical compounds, which may yield future product candidates across various neurodegenerative indications. For additional details regarding our clinical trials see Item 4.A., “Information on the Company - History and Development of the Company,” of our Form 20-F for the year ended June 30, 2019.

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Highlights For The Six Months Ended December 31, 2019

Operations

Detailed below is an update on the status of the Group’s research and development projects and overall operations for the half-year ended 31 December 2019.

The Group’s 30 June 2019 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Development update for PBT434

Alterity Therapeutics’ lead drug candidate PBT434, a novel, small molecule targeting pathological alpha-synuclein protein, achieved significant clinical and regulatory developments over the period.

The Company’s Phase 1 Clinical trial found PBT434 was considered safe and well-tolerated in adult and older adult (≥ 65 years) volunteers, with an adverse event profile comparable to placebo.

From the results, PBT434 looks to treat neurodegenerative diseases resulting from accumulation and aggregation of alpha-synuclein protein, such as Multiple Systems Atrophy (MSA) and Parkinson’s disease (PD). By inhibiting the alpha-synuclein aggregation, PBT434 was found to preserve neurons and improve motor function in pre-clinical models of MSA and PD.

Importantly the results also indicated that PBT434 not only crosses the blood brain barrier in humans, confirming previous observations in animal studies, but that the clinically tested doses achieve concentrations in the brain that exceed those associated with the reported efficacy in animal models.

Alterity has presented the findings to the scientific, MSA, and PD research communities at the 2019 International Congress of Parkinson’s disease and Movement Disorders (MDS Congress), further enhancing the Company and its drug, as a potential leader in this treatment space.

The Company is already in the preparatory phase of planning its Phase 2 clinical trial of PBT434 in MSA, and will provide further updates in the coming months.

Regulatory developments over the period saw PBT434 receive a positive opinion from the Committee for Orphan Medicinal Products (COMP) on recommending the designation of the drug for the treatment of MSA as an orphan medicinal product to the European Commission (EC). Subsequent to the end of the period, in January 2020, the Company announced the EC had granted Orphan Drug designation. The designation of PBT434 as an Orphan Drug by the EC entitles Alterity to ten years of market exclusivity in the European Union for the use of PBT434 in the treatment of MSA. The designation also grants access to other benefits including assistance in developing clinical protocols, reduced fees and access to EU-funded research grants. The designation follows granting of orphan drug status by the US Food and Drug Administration (FDA) early in 2019.

Operational update for Alterity’s Translational Research program

The Alterity research team continues to evaluate new chemical scaffolds that have potential to intercede in various disease processes. Promising candidates arising from the Translational Research program will be tested in relevant animal models of Parkinsonian diseases, other neurodegenerative diseases, and potential applications outside of neurodegeneration.

PBT2

Alterity Therapeutics continues to pursue inbound interest for the application of PBT2 in diseases outside of neurological disease.

Cash

The Group’s cash on hand as at December 31, 2019 totaled A$12.18 million. In addition, the Group has recorded a trade receivable at December 31, 2019 of A$1.85 million from the Australian Tax Office. This amount is in respect of the 2020 R&D tax incentive claim.

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Six Months Ended December 31, 2019 Compared to Six Months Ended December 31, 2018

Income from ordinary activities

Income from ordinary activities, consisting of interest income, decreased to A$14,133 for the six months ended December 31, 2019 from A$66,364 for the six months ended December 31, 2018, a decrease of A$52,231, or 78.7%. The decrease in interest income is primarily attributable to decreased amounts of cash being carried in interest bearing accounts.

Other income

Other income of A$1,855,172 for the six months ended December 31, 2019 consists of the Group’s estimate of R&D tax incentive claimable from the Australian Tax Office. This amount was calculated based on the tax incentive policy introduced by the Australian Government on July 1, 2011. The Group is entitled to 43.5% of tax incentives based on the total eligible research and development expenditure incurred during the period. This amount decreased by A$571,346, or 23.55% from A$2,426,518 for the six months ended December 31, 2018. This decrease in total R&D expenditures is primarily caused by the decrease in the period attributable to the conclusion of the Phase I study of the Group’s lead product candidate PBT434.

General and administration expenses

General and administration expenses decreased to A$1,747,986 for the six months ended December 31, 2019 from A$2,031,326 for the six months ended December 31, 2018, which represented a decrease of A$283,340, or 13.95%. The decrease in general and administration expenses was mainly caused by decreased business development costs.

Research and development expenses

Research and development expenses decreased to A$5,747,034 for the six months ended December 31, 2019 from A$5,890,241 for the six months ended December 31, 2018, which represented a decrease of A$143,207, or 2.43%. The decrease in research and development expenses in the six months ending December 31, 2019 was primarily due to the decreased research and development activities in relation to the conclusion of the Group’s lead product candidate PBT434 Phase I study.

Other gains and losses

Other gains and losses consist of gains from foreign exchange for the periods. Gains from foreign exchange decreased to A$127,825 for the six months ended December 31, 2019 from a gain of A$199,287 for the six months ended December 31, 2018, a decrease of A$71,462, or 35.86%. In the 6 months ended December 31 2019, the Australian dollar appreciated against the US dollar by 0.41%, while in the 2018 period the Australian dollar depreciated by 5.04%.

Inflation and Seasonality

Management believes that inflation has had no material impact on the Group’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of December 31, 2019 our accumulated deficit totaled A$146,883,357. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering, we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, tax incentive payments, licensing and research collaborations and interest earned on investments. Please see our Annual Report on Form 20-F for the year ended June 30, 2019 for a discussion of our financing efforts prior to June 30, 2019.

We had A$12,178,695 of cash and cash equivalents at December 31, 2019 compared to A$14,399,904 at June 30, 2019.

Capital expenditures for the six months ended December 31, 2019 were A$7,499 and capital expenditures for the six months ended December 31, 2018 were A$3,273. These expenditures were principally for computer equipment. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations.

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We believe that the Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

●	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;

●	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

●	Supporting activities that are directly related and designed to support the above.

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax offset. In the half-year ended December 31, 2019, we recorded A$1,855,172 in other income with respect to funds we will receive in relation to the 2020 financial year under the research and development incentive scheme. In the half-year ended December 31, 2018, we recorded A$2,426,518 in other income with respect to funds we will receive in relation to the 2019 financial year under the research and development incentive scheme.

Cash Flows

Net cash used in operating activities decreased to A$2,585,626 for the six months ended December 31, 2019 from A$7,221,765 for the six months ended December 31, 2018. Net cash used in operating activities consists of payments to suppliers and employees and the R&D Tax Incentive cash refund. The decrease in net cash used in the 2019 period was due to the decreased research and development activities in relation to the Group’s lead product candidate PBT434 including the Phase I study conclusion and receipt of the R&D tax incentive refund for the 2019 financial year within the current period.

Net cash used by investing activities increased to A$7,499 for the six months ended December 31, 2019 from A$3,273 for the six months ended December 31, 2018. Cash flows used for investing activities was primarily attributable to payments for the purchase of computer and office equipment in both periods.

Net cash generated from financing activities increased to A$244,091 for the six months ended December 31, 2019 from A$142,946 used for the six months ended December 31, 2018. The increase is attributable to the issue of shares under our At-the- Market facility in the current period.

We realized a foreign exchange gain of A$127,825 for the six months ended December 31, 2019 compared to a gain of A$229,797 for the six months ended December 31, 2018. In the 6 months ended December 31, 2019, the Australian dollar appreciated against the US dollar by 0.41%, while in the 2018 period the Australian dollar depreciated by 5.04%.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

Risk Factors

There have been no material changes in our risk factors reported in our Annual Report on Form 20-F for the year ended June 30, 2019.

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